We exceeded last year's earnings by more than 15%.

Again.

Allergan

2003 ANNUAL REPORT

In recent years, the economic climate has presented significant challenges to growth—and, in some cases, survival—for American businesses. The companies that have fared well are those with solid financial foundations and sound growth strategies that provide a measure of protection against the changing winds of the economy. Atrion is one of those companies. For the past five years, we have produced earnings per share growth of more than 15 percent each year. Despite fluctuations in our markets and product demand, we have continued to return value to our stockholders through strong earnings growth, year after year. As a leading provider of medical devices and components to niche markets in the health care industry, we are committed to doing everything we can to continue that level of performance.


Earnings Per Diluted Share From Continuing Operations
$3.00
2.50
2.00
1.50
1.00
.50
1999
2000
2001
2002
2003
Revenues (In millions)
$70
60
50
40
30
20
10
1999
2000
2001
2002
2003
Operating Income (In millions)
$7.0
6.0
5.0
4.0
3.0
2.0
1.0
1999
2000
2001
2002
2003

For the year ended December 31,		2003		2002
Revenues from continuing operations	$	62,803,000	$	59,533,000
Operating income		6,923,000		5,782,000
Income from continuing operations		4,892,000		4,065,000
Earnings per diluted share from continuing operations	$	2.66	$	2.18
Weighted average diluted shares outstanding		1,839,000		1,863,000

As of December 31,		2003		2002
Total assets	$	60,050,000	$	60,807,000
Working capital		13,803,000		14,787,000
Long-term debt		4,287,000		10,337,000
Stockholders' equity	$	44,604,000	$	41,691,000

Over the years, we have learned that there are certain clear prerequisites to growth. Our path to growth is grounded on these basic fundamentals: Managing our assets wisely. Making products that meet specific market needs. And maintaining our keen focus on productivity and profitability. ☐ It is our steady and consistent focus on the fundamentals that has enabled us to build strength and create an environment for growth, through favorable or unfavorable conditions in the market and the economy.

We manage our assets and resources carefully.

EBITDA Per Diluted Share From Continuing Operations[(a)]


$7
6
5
4
3
2
1
$2.70
$3.92
$4.78
$5.48
$6.33
1999
2000
2001
2002
2003

Our financial strategy centers on building the strength and stability that will position our company for ongoing growth. We approach the management of our resources with discipline and diligence, striking the balance that allows us to accomplish our objectives: Funding the current needs of the business, maintaining a strong financial foundation, and investing in the resources, technology and assets that will ensure operating efficiency and fuel future growth. The soundness of this strategy was reflected once again in our financial results for 2003.

For the fifth consecutive year, Atrion's earnings per diluted share from continuing operations increased by more than 15 percent, rising from $2.18 in 2002 to $2.66 in 2003, a 22 percent improvement. In light of the economic pressures which have challenged virtually every business in recent years, we view five consecutive years of EPS growth—ranging from 16 percent to over 50 percent—as a sign of solid financial strength and a testament to the viability of our strategy. Including a gain from discontinued operations of $ .09 per share, net income totaled $2.75 per diluted share for 2003.

Revenues for 2003 increased five percent to $62.8 million, from $59.5 million in the prior year. Return on equity[(a)], which provides a good indication of how well we are utilizing investors' dollars, has steadily increased in recent years, from five percent in 1999 to 12 percent in 2003. This compares favorably to the average return on equity for our industry, reported at 10.7 percent by statistical research sources.

The company's ability to generate strong cash flow continued to flourish in 2003. This is a key strength for our company, as it enables us to pursue a number of value-creating initiatives.

- We initiated the payment of quarterly dividends on the company's common stock in September 2003. Recent changes in tax laws make this an efficient avenue for providing a return to our shareholders and, with continuing growth in earnings and cash flow, we plan to increase the dividend periodically.
- We repurchased 193,814 shares of our common stock in 2003. Over the last five years, we have repurchased nearly two million shares of our stock, a strategy we regard as a wise investment for our company and our stockholders.
- We reduced debt by $6 million, from $10.3 million at the end of 2002 to $4.3 million at year-end 2003.

(a) This is a non-GAAP financial measure which is defined and reconciled to GAAP on page 7 of this report.

We focus on the fundamentals of growth.

Profitability.
Productivity.
Strategic management.

Our financial performance earned recognition from *Investors Business Daily*, which ranked Atrion sixth on its list of Market-Leading Medical Stocks in November 2003. During the year, our stock price more than doubled, ending the year at $45.44, up from $22.50 at year-end 2002. Over the last five years, our stock price has increased by 468 percent.

We make products that meet the specific needs of niche markets.

One of the principal strengths of our company lies in the diversity of our product lines. Atrion makes medical devices and components for end-users and manufacturers throughout the health care industry, ranging from ophthalmology and cardiovascular products to fluid delivery devices. Our reputation for quality, precision and reliability has helped a number of our products gain the leading market positions in the United States in their respective niches.

In the ophthalmic sector, Atrion is a leading U.S. manufacturer of soft contact lens disinfection cases. In addition, our LacriCATH® balloon catheter positions us as a market leader with a patented product for the treatment of tear duct blockages.

2003 Revenues by Product Line


CARDIOVASCULAR
OPHTHALMOLOGY
22%
30%
24%
24%
FLUID DELIVERY
OTHER

We serve the cardiac surgery market as a leading U.S. provider of vacuum relief valves, minimally invasive surgical tapes and check valves. Serving the same market, our MPS® Myocardial Protection System continues to make headway, as hospitals and surgeons increasingly recognize the value of this proprietary technology. The MPS delivers essential fluids and medications to the heart during open-heart surgery, and it is the only system that provides integrated control over temperature, pressure, flow rate and the precise delivery of medications to the heart during surgery. Atrion also is the leading U.S. provider of clamps for IV sets, which are used in many surgical and medical settings.

Our expertise and leadership in valve design and manufacturing extend beyond the health care industry. We are the leading domestic manufacturer of valves and inflation devices used in marine and aviation safety products.

We support this stable of solidly performing products with two essential programs. One is a highly effective sales and marketing effort that keeps our products moving into the marketplace. Our sales team is comprised of professionals who possess clinical knowledge and specific product experience, and also concentrate on building strong relationships with customers and within the industry.

Our other essential program is research and development. We believe it is vital to keep a pipeline of products in various stages of development so that we can take advantage of near- and long-term opportunities in our markets. Understandably, proposed new products for the health care industry must undergo stringent testing and rigorous approval procedures. Often, this means that the process of bringing a new product from the design stage to the marketplace is a long and arduous one. A strong, proactive research and development program ensures that we are committing the resources and time required to successfully stay the course.

Balanced growth.
Product diversity.
Market leadership.

These continue
to stand as signs
of our strength.

We gain strength from product diversity.

At any given time, changing customer needs, market conditions and economic factors can impact the revenues we derive from one of our product lines, either positively or negatively. But that is precisely the advantage that product diversity gives us. We supply a range of different products, many of which hold leading market positions, to a range of different market niches. This helps us to achieve growth without a disproportionate dependence on a single product or market and provides stability and consistency for our revenue base.

In 2003, we achieved revenue growth in the majority of our product lines, contributing to the generation of continuing strong cash flows for the company.

We keep a close watch on the bottom line.

A company with manufacturing at its core faces the continuing challenge to make its products faster, better and more economically. We view this challenge as a continuing opportunity to increase profitability and improve our operational efficiency.

Over the past several years, we have made significant investments in the upgrading of our automated manufacturing equipment, enabling us to produce higher volumes in less time and with greater cost efficiency. We also have taken steps toward the consolidation of common systems and processes among our three manufacturing locations.

In 2003, we continued to make solid headway in our never-ending quest for operational improvement, which is a primary focus of our business strategy. Our ability to hold the line on operational costs, coupled with increased revenues from product sales, contributed to a 20 percent improvement in operating income over 2002.

Our strategy for the future continues to be focused on growth, as we remain committed to the fundamentals that have served us well: Financial strength that fuels continuing growth. Products that meet the needs of select markets. Productivity and profitability that improve year by year.

To that end, we will continue to put products into the marketplace that represent the highest standards of integrity and innovation. We will be relentless in our pursuit of operational measures that improve productivity and produce bottom-line benefits. We will seek out new ways to expand market opportunities and increase sales. We will continue to deploy our financial resources in the wisest way we can. We pledge our best effort to achieving a double-digit rate of growth in earnings per share from continuing operations. And we will remain vigilant in our determination to return value to those who invest in our company.

Sincerely,

Emile A. Battat

Emile A. Battat
Chairman of the Board and President

SELECTED FINANCIAL DATA

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001	2000	1999
Revenues	$ 62,803	$ 59,533	$ 57,605	$ 51,447	$ 49,917
Income from continuing operations	4,892	4,065	4,262	2,663	2,128
Net income	5,057	2,589[b]	9,754[c]	2,792	2,293
Total assets	60,050	60,807	65,555	63,690	64,640
Long-term debt	4,287	10,337	17,125	7,400	10,417
Income from continuing operations, per diluted share	2.66	2.18	1.88	1.25	.81
Net income per diluted share	2.75	1.39[b]	4.30[c]	1.31	.87
Cash dividends per common share	.24[a]	—	—	—	—
Average diluted shares outstanding	1,839	1,863	2,272	2,135	2,631

(a) Dividends on outstanding common shares paid in the 3rd and 4th quarter at $.12 per share (see Note 6)

(b) Includes a $1.6 million after-tax goodwill impairment charge ($ .88 per diluted share) (see Note 2)

(c) Includes a $5.5 million after-tax gain ($ 2.42 per diluted share) from discontinued operations (see Note 3)

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA Per Diluted Share From Continuing Operations

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	2003	2002	2001	2000	1999
Income from continuing operations	$ 4,892	$ 4,065	$ 4,262	$ 2,663	$ 2,128
Add:					
Interest expense (income), net	126	354	223	654	257
Income tax expense	1,879	1,403	1,803	923	741
Depreciation and amortization	4,746	4,384	4,569	4,119	3,975
EBITDA	$ 11,643	$ 10,206	$ 10,857	$ 8,359	$ 7,101
Average diluted shares outstanding	1,839	1,863	2,272	2,135	2,631
EBITDA per Diluted Share from Continuing Operations	$ 6.33	$ 5.48	$ 4.78	$ 3.92	$ 2.70

EBITDA per diluted share from continuing operations, a non-GAAP financial measure, is computed by the Company as EBITDA divided by weighted average diluted shares outstanding. The company computes EBITDA by adding income from continuing operations, net interest expense/(income), income tax expense, depreciation and amortization.

Return on Equity

(IN THOUSANDS)	2003	1999
Net Income	$ 5,057	$ 2,293
Stockholders' Equity	$ 41,691	$ 49,369
Return on Equity	12%	5%

Return on equity, a non-GAAP financial measure, is computed by the Company by dividing annual net income by the Company's beginning of the year stockholders' equity balance as shown on its balance sheet.

CONSOLIDATED STATEMENTS OF INCOME

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	FOR THE YEAR ENDED DECEMBER 31, 2003	2002	2001
Revenues	$ 62,803	$ 59,533	$ 57,605
Cost of Goods Sold	40,564	39,236	35,777
Gross Profit	22,239	20,297	21,828
Operating Expenses:			
Selling	5,594	5,343	6,248
General and administrative	7,576	6,992	7,849
Research and development	2,146	2,180	1,911
	15,316	14,515	16,008
Operating Income	6,923	5,782	5,820
Interest Income	69	78	77
Interest Expense	(195)	(432)	(300)
Other Income (Expense), net	(26)	40	468
Income from Continuing Operations before Provision for Income Taxes	6,771	5,468	6,065
Income Tax Provision	(1,879)	(1,403)	(1,803)
Income from Continuing Operations	4,892	4,065	4,262
Gain on Disposal of Discontinued Operations, net of tax	165	165	5,492
Cumulative Effect of Accounting Change, net of tax	—	(1,641)	—
Net Income	$ 5,057	$ 2,589	$ 9,754
Income Per Basic Share:			
Continuing operations	$ 2.86	$ 2.37	$ 2.10
Discontinued operations	.10	.10	2.70
Cumulative effect of accounting change	—	(.96)	—
Net Income Per Basic Share	$ 2.96	$ 1.51	$ 4.80
Weighted Average Basic Shares Outstanding	1,711	1,711	2,033
Income Per Diluted Share:			
Continuing operations	$ 2.66	$ 2.18	$ 1.88
Discontinued operations	.09	.09	2.42
Cumulative effect of accounting change	—	(.88)	—
Net Income Per Diluted Share	$ 2.75	$ 1.39	$ 4.30
Weighted Average Diluted Shares Outstanding	1,839	1,863	2,272

The accompanying notes are an integral part of these statements.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	AS OF DECEMBER 31, 2003	2002
ASSETS:		
Current Assets:		
Cash and cash equivalents	$ 298	$ 353
Accounts receivable, net of allowance for doubtful accounts of $103 and $151 in 2003 and 2002, respectively	6,226	6,721
Inventories	11,314	10,311
Prepaid expenses	1,894	2,273
Deferred income taxes	760	1,018
	20,492	20,676
Property, Plant and Equipment	45,767	42,661
Less accumulated depreciation and amortization	21,578	18,211
	24,189	24,450
Other Assets and Deferred Charges:		
Patents, net of accumulated amortization of $7,151 and $6,847 in 2003 and 2002, respectively	2,099	2,403
Goodwill	9,730	9,730
Other	3,540	3,548
	15,369	15,681
	$ 60,050	$ 60,807
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 6,038	$ 5,030
Accrued income and other taxes	651	859
	6,689	5,889
Line of Credit	4,287	10,337
Other Liabilities and Deferred Credits:		
Deferred income taxes	3,496	2,115
Other	974	775
	4,470	2,890
Commitments and Contingencies	—	—
Stockholders' Equity:		
Common stock, par value $ .10 per share, authorized 10,000 shares, issued 3,420 shares	342	342
Additional paid-in capital	9,673	8,222
Retained earnings	68,900	64,249
Treasury shares, 1,720 shares in 2003 and 1,714 shares in 2002, at cost	(34,311)	(31,122)
	44,604	41,691
	$ 60,050	$ 60,807

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)	FOR THE YEAR ENDED DECEMBER 31, 2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 5,057	$ 2,589	$ 9,754
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	—	1,641	—
Gain on disposal of discontinued operations	(165)	(165)	(5,492)
Depreciation and amortization	4,746	4,384	4,569
Deferred income taxes	1,639	366	316
Tax benefit related to stock plans	515	82	1,238
Other	34	127	(428)
	11,826	9,024	9,957
Changes in operating assets and liabilities:			
Accounts receivable	495	838	(384)
Inventories	(1,003)	803	(1,004)
Prepaid expenses	379	(810)	(888)
Other non-current assets	8	(240)	301
Accounts payable and accrued liabilities	1,008	(307)	934
Accrued income and other taxes	(208)	750	(78)
Other non-current liabilities	199	(190)	(135)
Net cash provided by continuing operations	12,704	9,868	8,703
Net cash provided by discontinued operations	165	165	165
	12,869	10,033	8,868
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property, plant and equipment additions	(4,215)	(3,279)	(2,808)
Patent sale	—	—	428
	(4,215)	(3,279)	(2,380)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net change in line of credit	(6,050)	(6,788)	9,725
Issuance of treasury stock	2,656	409	1,778
Purchase of treasury stock	(4,909)	(564)	(17,608)
Dividends paid	(406)	—	—
	(8,709)	(6,943)	(6,105)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(55)	(189)	383
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	353	542	159
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 298	$ 353	$ 542
CASH PAID FOR:			
Interest	$ 207	$ 418	$ 272
Income taxes (net of refunds)	554	(340)	1,217

The accompanying notes are an integral part of these statements.

	COMMON STOCK		TREASURY STOCK				
(IN THOUSANDS)	SHARES OUTSTANDING	AMOUNT	SHARES	AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, January 1, 2001	1,992	$ 342	1,428	$ (14,653)	$ 6,418	$ 51,906	$ 44,013
Net income						9,754	9,754
Tax benefit from exercise of stock options					1,238		1,238
Exercise of stock options	235		(235)	2,077	335		2,412
Shares surrendered in option exercises	(27)		27	(634)			(634)
Purchase of treasury stock	(512)		512	(17,608)			(17,608)
Balance, December 31, 2001	1,688	342	1,732	(30,818)	7,991	61,660	39,175
Net income						2,589	2,589
Tax benefit from exercise of stock options					82		82
Exercise of stock options	53		(53)	443	149		592
Shares surrendered in option exercises	(9)		9	(183)			(183)
Purchase of treasury stock	(26)		26	(564)			(564)
Balance, December 31, 2002	1,706	342	1,714	(31,122)	8,222	64,249	41,691
Net income						5,057	5,057
Tax benefit from exercise of stock options					515		515
Exercise of stock options	187		(187)	1,720	936		2,656
Purchase of treasury stock	(193)		193	(4,909)			(4,909)
Dividends						(406)	(406)
BALANCE, DECEMBER 31, 2003	1,700	$ 342	1,720	$ (34,311)	$ 9,673	$ 68,900	$ 44,604

The accompanying notes are an integral part of this statement.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Atrion Corporation designs, develops, manufactures and markets products primarily for the medical and health care industry. The Company markets its products throughout the United States and internationally. The Company's customers include hospitals, distributors, and other manufacturers. As of December 31, 2003, the principal subsidiaries of the Company through which it conducted its operations were Atrion Medical Products, Inc. ("Atrion Medical Products"), Halkey-Roberts Corporation ("Halkey-Roberts") and Quest Medical, Inc. ("Quest Medical").

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Atrion Corporation and its subsidiaries (the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

FAIR VALUE

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these items. The carrying amount of debt approximates fair value as the interest rate is tied to market rates.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

FINANCIAL PRESENTATION

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

CASH AND CASH EQUIVALENTS

Cash equivalents are securities with original maturities of 90 days or less.

TRADE RECEIVABLES

Trade accounts receivable are recorded at the original sales price to the customer. The Company maintains an allowance for doubtful accounts to reflect estimated losses resulting from the inability of customers to make required payments. On an ongoing basis, the collectibility of accounts receivable is assessed, based upon historical collection trends, current economic factors, and the assessment of the collectibility of specific accounts. The Company evaluates the collectibility of specific accounts using a combination of factors, including the age of the outstanding balances, evaluation of customers' current and past financial condition, recent payment history, current economic environment, and discussions with appropriate Company personnel and with the customers directly. Accounts are written off when it is determined the receivable will not be collected.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined by using the first-in, first-out method. The following table details the major components of inventory (in thousands):

	DECEMBER 31, 2003	DECEMBER 31, 2002
Raw materials	$ 5,641	$ 6,082
Finished goods	4,044	2,818
Work in process	1,629	1,411
Total inventories	$ 11,314	$ 10,311

INCOME TAXES

The Company utilizes the asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial reporting basis and the tax basis of the Company's other assets and liabilities. These amounts are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to expense as incurred. The following table represents a summary of property, plant and equipment at original cost (in thousands):

	DECEMBER 31, 2003	DECEMBER 31, 2002	USEFUL LIVES
Land	$ 1,506	$ 1,506	—
Buildings	8,981	8,683	30-40 yrs
Machinery and equipment	35,280	32,472	3-10 yrs
Total property, plant and equipment	$ 45,767	$ 42,661	

Depreciation expense of $4,442,000, $4,080,000 and $3,743,000 was recorded for the years ended December 31, 2003, 2002 and 2001, respectively.

PATENTS

Cost for patents acquired is determined at acquisition date. Patents are amortized over the remaining lives of the individual patents, which are four to 14 years. Patents are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

GOODWILL

Goodwill represents the excess of cost over the fair value of tangible and identifiable intangible net assets acquired. Through December 31, 2001, goodwill was being amortized over 25 years. Beginning January 1, 2002, accounting for goodwill was changed to conform to Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" as outlined in Note 2. Annual impairment testing for goodwill is done in accordance with SFAS No. 142 using a fair value-based test. Goodwill is also reviewed periodically for impairment whenever events or changes in circumstances indicate a change in value may have occurred.

REVENUES

The Company recognizes revenue when its products are shipped to its customers and distributors, provided an arrangement exists, the fee is fixed and determinable and collectibility is reasonably assured. Net sales represent gross sales invoiced to customers, less certain related charges, including discounts, returns and other allowances. Returns, discounts and other allowances have been insignificant historically.

SHIPPING AND HANDLING POLICY

Shipping and handling fees charged to customers are reported as revenue and all shipping and handling costs incurred related to products sold are reported as cost of goods sold.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs relating to the development of new products and improvements of existing products are expensed as incurred.

STOCK-BASED COMPENSATION

At December 31, 2003, the Company had three stock-based employee compensation plans, which are described more fully in Note 8. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and income per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31, 2003	2002	2001
Net income, as reported	$ 5,057	$ 2,589	$ 9,754
Deduct: Total stock-based employee compensation expense determined under fair value-based methods for all awards, net of tax effects	(526)	(691)	(275)
Pro forma net income	$ 4,531	$ 1,898	$ 9,479
Income per share:			
Basic — as reported	$ 2.96	$ 1.51	$ 4.80
Basic — pro forma	$ 2.65	$ 1.11	$ 4.66
Diluted — as reported	$ 2.75	$ 1.39	$ 4.30
Diluted — pro forma	$ 2.46	$ 1.02	$ 4.17

NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 (as revised) revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by SFAS Nos. 87, 88 and 106. SFAS No. 132 (as revised) requires additional disclosures to those in the original SFAS No. 132 and it also amends APB Opinion 28, "Interim Financial Reporting," to require certain disclosures about pension and other postretirement benefit plans in interim financial statements. SFAS No. 132 (as revised) is generally effective for financial statements with fiscal years ending after December 15, 2003. The Company has revised its disclosures in Note 11 to conform to this new pronouncement.

(2) GOODWILL AND INTANGIBLE ASSETS

The Company adopted SFAS No. 142 effective January 1, 2002, and has identified three reporting units where goodwill was recorded for purposes of testing goodwill impairment: (1) Atrion Medical Products (2) Halkey-Roberts and (3) Quest Medical. The Company completed an impairment analysis that revealed that the Quest Medical reporting unit was impaired, resulting in a write-down of goodwill in the first quarter of 2002 of $1.6 million, net of an income tax benefit of $845,000. The charge reflected a $2.5 million reduction in the goodwill resulting from the acquisition of Quest Medical in February 1998. The remaining goodwill asset balance for the Company totaled $9.7 million at December 31, 2003. The impairment loss was recorded as a cumulative effect of a change in accounting principle. Net income from continuing operations for the year 2001 adjusted as though the non-amortization provisions of SFAS No. 142 had been in effect at January 1, 2001, are as follows:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31, 2003	2002	2001
Income from continuing operations	$ 4,892	$ 4,065	$ 4,262
Add back: Goodwill amortization, net of tax	—	—	425
Adjusted income from continuing operations	$ 4,892	$ 4,065	$ 4,687
ADJUSTED INCOME PER BASIC SHARE:			
Income from continuing operations	$ 2.86	$ 2.37	$ 2.10
Add back: Goodwill amortization, net of tax	—	—	.21
Adjusted income from continuing operations	$ 2.86	$ 2.37	$ 2.31
ADJUSTED INCOME PER DILUTED SHARE:			
Income from continuing operations	$ 2.66	$ 2.18	$ 1.88
Add back: Goodwill amortization, net of tax	—	—	.19
Adjusted income from continuing operations	$ 2.66	$ 2.18	$ 2.07

Intangible assets consist of the following (dollars in thousands):

	DECEMBER 31, 2003					DECEMBER 31, 2002			
	AVERAGE LIFE (YEARS)		GROSS CARRYING AMOUNT		ACCUMULATED AMORTIZATION		GROSS CARRYING AMOUNT		ACCUMULATED AMORTIZATION
Amortizable intangible assets:									
Patents	12.85	$	9,250	$	7,151	$	9,250	$	6,847
Intangible assets not subject to amortization:									
Goodwill		$	9,730		—	$	9,730		—

Aggregate amortization expense for patents and goodwill was $304,000, $304,000 and $907,000 for 2003, 2002 and 2001, respectively.

Estimated future amortization expense for each of the years ending December 31, is as follows (in thousands):

2004	$ 304
2005	$ 271
2006	$ 169
2007	$ 144
2008	$ 144

There was no change in the carrying amounts of goodwill for 2003.

(3) DISCONTINUED OPERATIONS

During 1997, the Company sold all of its natural gas operations. The consolidated financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The consolidated financial statements reflect a gain on disposal of these discontinued operations of $165,000 in 2003 and 2002, and $5.5 million in 2001. These amounts are net of income tax expense of $85,000 in 2003 and 2002, and include an income tax benefit of $5.1 million in 2001.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax, from the purchaser in April 2003, 2002 and 2001 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax. The 2001 gain also includes a $5.3 million non-cash gain from reversal of a reserve established when the Company disposed of its natural gas operations in 1997. This reversal in the third quarter of 2001 followed the resolution of an outstanding contingency related to the sale of those assets.

(4) LINE OF CREDIT

The Company has a revolving credit facility ("Credit Facility") with a regional bank. In December 2001, the Credit Facility arrangement was amended to increase the credit line under the Credit Facility from $18.5 million to $25.0 million. Under the Credit Facility, the Company and certain of its subsidiaries have a line of credit which is secured by substantially all inventory, equipment and accounts receivable of the Company. Interest under the Credit Facility is assessed at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent (2.17 percent at December 31, 2003) and is payable monthly. At December 31, 2003, and 2002, $4.3 million and $10.3 million, respectively, was outstanding under the line of credit. The Credit Facility expires November 12, 2006, and may be extended under certain circumstances. At any time during the term, the Company may convert any or all outstanding amounts under the Credit Facility to a term loan with a maturity of two years. The Company's ability to borrow funds under the Credit Facility from time to time is contingent on meeting certain covenants in the loan agreement, the most restrictive of which is the ratio of total debt to earnings before interest, income tax, depreciation and amortization. At December 31, 2003, the Company was in compliance with all financial covenants.

5 INCOME TAXES

The items comprising income tax expense for continuing operations are as follows (in thousands):

	YEAR ENDED DECEMBER 31, 2003	2002	2001
Current — Federal	$ 914	$ 1,081	$ 1,520
— State	32	(44)	188
	946	1,037	1,708
Deferred — Federal	912	327	74
— State	21	39	21
	933	366	95
Total income tax expense	$ 1,879	$ 1,403	$ 1,803

Temporary differences and carryforwards which have given rise to deferred income tax assets and liabilities as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
DEFERRED TAX ASSETS:		
Patents and goodwill	$ 654	$ 1,041
Benefit plans	492	639
Inventories	374	342
Tax credits	169	451
Other	39	60
Total deferred tax assets	$ 1,728	$ 2,533
DEFERRED TAX LIABILITIES:		
Property, plant and equipment	$ 3,838	$ 3,253
Pensions	626	362
Other	—	15
Total deferred tax liabilities	$ 4,464	$ 3,630
Net deferred tax liability	$ 2,736	$ 1,097
BALANCE SHEET CLASSIFICATION:		
Non-current deferred income tax liability	$ 3,496	$ 2,115
Current deferred income tax asset	760	1,018
Net deferred tax liability	$ 2,736	$ 1,097

Total income tax expense for continuing operations differs from the amount that would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below (in thousands):

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
Income tax expense at the statutory federal income tax rate	$ 2,298	$ 1,858	$ 2,062
Increase (decrease) resulting from:			
State income taxes	34	80	220
Decrease in valuation allowance	—	—	(68)
R&D credit	(100)	(164)	(52)
Foreign sales benefit	(250)	(244)	(352)
Other, net	(103)	(127)	(7)
Total income tax expense	$ 1,879	$ 1,403	$ 1,803

(6) STOCKHOLDERS' EQUITY

The Board of Directors of the Company has at various times authorized repurchases of Company stock in open-market or negotiated transactions at such times and at such prices as management may from time to time decide. The Company has effected a number of open-market or negotiated transactions to purchase its stock during the past three years. These repurchases totaled 20,200, 26,000 and 10,300 shares during the years 2003, 2002 and 2001, respectively, at per share prices ranging from $14.02 to $42.42. As of December 31, 2003, authorization for the repurchase of 94,000 additional shares remained. The Company purchased 173,614 shares of its common stock at $23.00 per share in April 2003 pursuant to a tender offer. The Company purchased 502,229 shares of its common stock at $34.50 per share in December 2001 pursuant to a tender offer. All shares purchased in the tender offers and in the open-market or negotiated transactions became treasury shares upon repurchase by the Company.

In September 2003, the Company announced that it had adopted a policy for the payment of regular quarterly cash dividends on the Company's common stock. The Company subsequently paid a quarterly cash dividend of $ .12 per common share in both September and December of 2003.

The Company has a Common Share Purchase Rights Plan, which is intended to protect the interests of stockholders in the event of a hostile attempt to take over the Company. The rights, which are not presently exercisable and do not have any voting powers, represent the right of the Company's stockholders to purchase at a substantial discount, upon the occurrence of certain events, shares of common stock of the Company or of an acquiring company involved in a business combination with the Company. In January 2000, this plan, which was adopted in February 1990, was extended until February 2005.

(7) INCOME PER SHARE

The following is the computation for basic and diluted income per share from continuing operations:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
Income from continuing operations	$ 4,892	$ 4,065	$ 4,262
Weighted average basic shares outstanding	1,711	1,711	2,033
Add: Effect of dilutive securities (options)	128	152	239
Weighted average diluted shares outstanding	1,839	1,863	2,272
Income per share from continuing operations:			
Basic	$ 2.86	$ 2.37	$ 2.10
Diluted	$ 2.66	$ 2.18	$ 1.88

For the years ended December 31, 2003, 2002 and 2001, options to purchase approximately 25,250, 40,625 and 7,800 shares of common stock, respectively, were not included in the computation of diluted income per share because their effect would have been antidilutive.

(8) STOCK OPTION PLANS

The Company's 1997 Stock Incentive Plan provides for the grant to key employees of incentive and nonqualified stock options, stock appreciation rights, restricted stock and performance shares. In addition, under the 1997 Stock Incentive Plan, outside directors (directors who are not employees of the Company or any subsidiary) receive automatic annual grants of nonqualified stock options to purchase 2,000 shares of common stock. Under the 1997 Stock Incentive Plan, 624,425 shares in the aggregate of common stock were reserved for grants. The purchase price of shares issued on the exercise of incentive options must be at least equal to the fair market value of such shares on the date of grant. The purchase price for shares issued on the exercise of nonqualified options and restricted and performance shares is fixed by the Compensation Committee of the Board of Directors. The options granted become exercisable as determined by the Compensation Committee and expire no later than 10 years after the date of grant.

During 1994, the stockholders of the Company approved the adoption of the Company's 1994 Key Employee Stock Incentive Plan, which provided for the grant to key employees of incentive and nonqualified options to purchase shares of common stock of the Company. During 1998, the Company's stockholders approved the adoption of the Company's 1998 Outside Directors Stock Option Plan which, as amended, provided for the automatic grant on February 1, 1998 and February 1, 1999 of nonqualified stock options to the Company's outside directors. Although no additional options may be granted under the 1994 Key Employee Stock Incentive Plan or the 1998 Outside Directors Stock Option Plan, all outstanding options under those plans continue to be governed by the terms and conditions of those plans and the existing option agreements for those grants.

Option transactions for the three years in the period ended December 31, 2003 are as follows:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Options outstanding at January 1, 2001	492,350	$ 10.50
Granted in 2001	81,000	$ 15.31
Expired in 2001	(13,600)	$ 10.84
Exercised in 2001	(234,900)	$ 10.46
Options outstanding at December 31, 2001	324,850	$ 11.62
Granted in 2002	201,500	$ 21.05
Expired in 2002	(5,500)	$ 8.34
Exercised in 2002	(53,500)	$ 11.06
Options outstanding at December 31, 2002	467,350	$ 15.82
Granted in 2003	12,000	$ 29.30
Expired in 2003	(4,550)	$ 20.18
Exercised in 2003	(187,200)	$ 14.19
Options outstanding at December 31, 2003	287,600	$ 17.38
Exercisable options at December 31, 2001	174,350	$ 11.89
Exercisable options at December 31, 2002	261,100	$ 13.81
Exercisable options at December 31, 2003	217,000	$ 15.41

As of December 31, 2003, there remained 72,534 shares for which options may be granted in the future under the 1997 Stock Incentive Plan. The following table summarizes information about stock options outstanding at December 31, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$6.875-$14.063	143,100	5.3 years	$ 11.53	112,000	$ 11.04
$14.875-$22.50	85,000	4.2 years	$ 18.28	85,000	$ 18.28
$26.13-$31.39	59,500	5.3 years	$ 30.15	20,000	$ 27.72
	287,600			217,000	

Pro forma information regarding net income and income per share as required by SFAS No. 123 has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	3.2%	2.7%	5.2%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	39.1%	50.3%	33.0%
Expected life	7 years	2.7 years	7 years

The resulting estimated weighted average fair values of the options granted in 2003, 2002 and 2001 were $13.51, $7.25 and $7.06, respectively.

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. All options grants in 2003, 2002 and 2001 occurred prior to the declaration of dividends by the Company.

(9) REVENUES FROM MAJOR CUSTOMERS

The Company had one major customer which represented approximately $9.1 million (14.4 percent), $7.4 million (12.4 percent) and $11.0 million (19.1 percent) of the Company's operating revenues during the years 2003, 2002 and 2001, respectively.

(10) INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in one reportable industry segment: designing, developing, manufacturing and marketing products for the medical and health care industry and has no foreign operating subsidiaries. The Company's product lines include pressure relief valves and inflation systems, which are sold primarily to the aviation and marine industries. Due to the similarities in product technologies and manufacturing processes, these products are managed as part of the medical products segment. The Company recorded incidental revenues from its oxygen pipeline, which totaled approximately $950,000 in each of the years of 2003, 2002 and 2001. Pipeline net assets totaled $2.6 million at December 31, 2003 and 2002. Company revenues from sales to parties outside the United States totaled approximately 26, 25 and 33 percent of the Company's total revenues in 2003, 2002 and 2001, respectively. No Company assets are located outside the United States. A summary of revenues by geographic territory for the three years 2003, 2002 and 2001 is as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
United States	$ 46,721	$ 44,454	$ 38,805
Canada	8,620	6,938	10,635
United Kingdom	1,547	1,693	2,182
Other	5,915	6,448	5,983
Total	$ 62,803	$ 59,533	$ 57,605

(11) EMPLOYEE RETIREMENT AND BENEFIT PLANS

A noncontributory defined benefit retirement plan is maintained for all regular employees of the Company except those of Quest Medical. This plan was amended effective January 1, 1998 to become a cash balance pension plan. The Company's funding policy is to make the annual contributions required by applicable regulations and recommended by its actuary. The Company uses a December 31 measurement date for the plan.

The changes in the plan's projected benefit obligation ("PBO") as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
CHANGE IN BENEFIT OBLIGATION:		
Benefit obligation, January 1	$ 4,170	$ 4,599
Service cost	214	320
Interest cost	298	307
Amendments	—	(616)
Actuarial (gain)/loss	529	(93)
Benefits paid	(333)	(347)
Benefit obligation, December 31	$ 4,878	$ 4,170

In December 2002, the plan was amended to reduce benefit accruals for future service by plan participants by approximately 50 percent. This amendment caused a reduction in the PBO of approximately $616,000, and is reflected as a reduction in pension expense over the estimated employee service lives.

The changes in the fair value of plan assets, funded status of the plan and the status of the prepaid pension benefit recognized, which is included in the Company's balance sheets as of December 31, 2003 and 2002 are as follows (in thousands):

	2003	2002
CHANGE IN PLAN ASSETS:		
Fair value of plan assets, January 1	$ 4,383	$ 4,550
Actual return on plan assets	963	(750)
Employer contributions	400	930
Benefits paid	(333)	(347)
Fair value of plan assets, December 31	$ 5,413	$ 4,383
Funded status of plan	$ 535	$ 213
Unrecognized actuarial loss	1,941	2,154
Unrecognized prior service cost	(502)	(539)
Unrecognized net transition obligation	(88)	(132)
Net amount recognized as other assets	$ 1,886	$ 1,696

The accumulated benefit obligation for the pension plan was $4,801,000 and $4,170,000 at December 31, 2003 and 2002, respectively. The components of net periodic pension cost for 2003, 2002 and 2001 were as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
COMPONENTS OF NET PERIODIC PENSION COST:			
Service cost	$ 214	$ 320	$ 369
Interest cost	298	307	296
Expected return on assets	(349)	(405)	(477)
Prior service cost amortization	(37)	7	6
Actuarial loss	128	28	—
Transition amount amortization	(44)	(44)	(44)
Net periodic pension cost	$ 210	$ 213	$ 150

Actuarial assumptions used to determine benefit obligations at December 31 were as follows:

	2003	2002
Discount rate	6.50%	7.00%
Rate of compensation increase	5.00%	5.00%

Actuarial assumptions used to determine net periodic pension cost were as follows:

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
Discount rate	7.00%	7.25%	7.25%
Expected long-term return on assets	8.00%	9.00%	9.00%
Rate of compensation increase	5.00%	5.00%	5.00%

The Company's expected long-term rate of return assumption is based upon the plan's actual long-term investment results as well as the long-term outlook for investment returns in the marketplace at the time the assumption is made. The reduction in the Company's assumption for this expected return rate in the beginning of 2003 to 8 percent from 9 percent reflected the major downturn in returns on debt and equity investments that occurred in the investment markets in 2001 and 2002.

The Company's pension plan assets at December 31, 2003 and 2002 were invested in the following asset categories:

	2003	2002
ASSET CATEGORY:		
Equity securities	73%	64%
Debt securities	25%	28%
Other	2%	8%
Total	100%	100%

It is the Company's investment policy to maintain 66 percent to 79 percent of the plan's assets in equity securities and 21 percent to 31 percent of its assets in debt securities with the balance invested in a money market account to meet liquidity requirements for distributions. The asset allocation at December 31, 2003 represents the targeted asset allocation at that time. Based upon the plan's current over-funded position, the Company expects to make no contributions to its pension plan in 2004.

The Company also sponsors a defined contribution plan for all employees. Each participant may contribute certain amounts of eligible compensation. The Company makes a matching contribution to the plan. The Company's contribution under this plan was $202,000 in 2003, $302,000 in 2002 and $258,000 in 2001.

(12) COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, third-party claims and other contingencies related to product liability, regulatory, employee and other matters that arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position, results of operations or liquidity.

The Company has arrangements with its executive officers (the "Executives") pursuant to which the termination of their employment under certain circumstances would result in lump sum payments to the Executives. Termination under such circumstances in 2004 could result in payments aggregating $2.0 million, excluding any excise tax that may be reimbursable by the Company.

In May 1996, Halkey-Roberts began leasing the land, building and building improvements in St. Petersburg, Florida, which serve as Halkey-Roberts' headquarters and manufacturing facility, under a 10-year lease. The lease provides for monthly payments, including certain lease payment escalators, and provides for certain sublease and assignment rights. The lease also provides the right of either the landlord or Halkey-Roberts to terminate the lease on 12 months notice effective at any time after May 21, 2003. The Company has guaranteed Halkey-Roberts' payment and performance obligations under the lease. The lease is being accounted for as an operating lease, and the rental expense for the years ended December 31, 2003, 2002 and 2001 was $396,000, $384,000 and $372,000, respectively. Future minimum rental commitments under this lease are $409,000, $422,000 and $166,000 in 2004, 2005 and 2006, respectively.

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for 2003 and 2002 are as follows:

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

QUARTER ENDED	OPERATING REVENUE	OPERATING INCOME	NET INCOME/(LOSS)	INCOME/(LOSS) PER BASIC SHARE
03/31/03	$ 15,721	$ 1,724	$ 1,150	$ .65
06/30/03	16,175	1,705	1,313	.77
09/30/03	16,117	1,855	1,330	.79
12/31/03	14,790	1,639	1,264	.74
03/31/02	$ 14,825	$ 1,554	$ (634)(a)	$ (.37)(a)
06/30/02	14,775	1,401	1,095	.64
09/30/02	14,662	1,385	1,097	.64
12/31/02	15,271	1,442	1,031	.60

(a) Includes a $1.6 million after-tax charge ($ .96 per share) from goodwill impairment (see Note 2)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Atrion Corporation:

We have audited the accompanying consolidated balance sheets of Atrion Corporation (a Delaware corporation) and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Atrion Corporation and Subsidiaries as of and for the year in the period ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 25, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atrion Corporation and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of Atrion Corporation and Subsidiaries as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 included agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying records obtained from management. We also tested the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related income-per-share amounts. In our opinion, the disclosures for 2001 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Grant Thornton LLP

Grant Thornton LLP
Dallas, Texas
February 13, 2004

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Atrion Corporation and Subsidiaries Annual Report for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this Annual Report. The consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of income and cash flows for the years ended December 31, 2000 and 1999 referred to in this report have not been included in the accompanying financial statements.

To the Stockholders and the Board of Directors of Atrion Corporation:

We have audited the accompanying consolidated balance sheets of Atrion Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atrion Corporation and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Arthur Andersen LLP
Atlanta, Georgia
February 25, 2002

The following discussion of the Company's financial condition and results of operations should be read together with the other financial information and consolidated financial statements included in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in "Forward Looking Statements" and elsewhere in this Annual Report.

OVERVIEW

The Company designs, develops, manufactures, markets, sells and distributes products and components, primarily for the medical and health care industry. The Company markets components to other equipment manufacturers for incorporation in their products and sells finished devices to physicians, hospitals, clinics and other treatment centers. The Company's products and services primarily range from ophthalmology and cardiovascular products to fluid delivery devices, contract manufacturing and kitting services. In 2003 approximately 26 percent of the Company's sales were outside the U.S.

The Company's products are used in a wide variety of applications by numerous customers, the largest of which accounted for approximately 14 percent of net sales in 2003. The Company encounters competition in all of its markets and competes primarily on the basis of product quality, price, engineering, customer service and delivery time.

The Company's strategy is to provide a broad selection of products and a high level of service in the areas in which it competes. The Company focuses its research and development efforts to improve current products and develop highly-engineered products that meet customer needs and have the potential for broad market applications and significant sales. Proposed new products may be subject to regulatory clearance or approval prior to commercialization and the time period for introducing a new product to the marketplace can be unpredictable. The Company is also focused on controlling costs. The Company does this by investing in modern manufacturing technologies and controlling purchasing processes. Over the past three years, the Company has continued to be faced with increasing costs associated with all lines of insurance, including group health benefits. The Company has been successful in consistently generating cash from operations and uses that cash to reduce indebtedness, to fund capital expenditures, to repurchase stock and, starting in 2003, to pay dividends. During 2003, the Company reduced debt by approximately $6.0 million.

The Company's strategic objective is to further enhance its position in its served markets by:

- Focusing on customer needs
- Expanding existing product lines and developing new products
- Maintaining a culture of controlling cost
- Preserving and fostering a collaborative, entrepreneurial management structure

For the year ended December 31, 2003, the Company reported revenues of $62.8 million, income from continuing operations of $4.9 million and net income of $5.1 million, up 5 percent, 20 percent and 95 percent, respectively, from 2002.

RESULTS OF OPERATIONS

The Company's income from continuing operations was $4.9 million, or $2.86 per basic and $2.66 per diluted share, in 2003, compared to income from continuing operations of $4.1 million, or $2.37 per basic and $2.18 per diluted share, in 2002 and $4.3 million, or $2.10 per basic and $1.88 per diluted share, in 2001. Net income, including discontinued operations and cumulative effect of accounting change, totaled $5.1 million, or $2.96 per basic and $2.75 per diluted share, in 2003, compared with $2.6 million, or $1.51 per basic and $1.39 per diluted share, in 2002 and $9.8 million, or $4.80 per basic and $4.30 per diluted share, in 2001. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142 effective January 1, 2002. The required adoption of SFAS No. 142 as discussed in Note 2 to the Company's Consolidated Financial Statements included herein is considered a change in accounting principle and the cumulative effect of adopting this standard resulted in a $1.6 million, or $ .96 per basic and $ .88 per diluted share, non-cash, after-tax charge in 2002.

Operating revenues were $62.8 million in 2003, compared with $59.5 million in 2002 and $57.6 million in 2001. These revenue increases are generally attributable to higher sales volumes. The 5 percent revenue increase in 2003 over the prior year is primarily attributable to an 8 percent increase in the revenues of the Company's ophthalmic products, an 8 percent increase in the revenues of the Company's cardiovascular products, a 3 percent increase in the Company's fluid delivery products and a 2 percent increase in the Company's other medical and non-medical products and services. The 3 percent revenue increase in 2002 over the prior year is primarily attributable to an 8 percent increase in the revenues of the Company's cardiovascular products, a 4 percent increase in the Company's fluid delivery products and a 4 percent increase in the Company's other medical and non-medical products and services.

The Company's cost of goods sold was $40.6 million in 2003, compared with $39.2 million in 2002 and $35.8 million in 2001. The increase in cost of goods sold for 2003 over 2002 was primarily related to the increase in revenues discussed above and increased insurance costs partially offset by an improvement in manufacturing variances resulting from increased production volumes. The increase in cost of goods sold for 2002 over 2001 was primarily related to a shift in product mix, which resulted in lower gross margins, and the increase in revenues discussed above.

Gross profit was $22.2 million in 2003, compared with $20.3 million in 2002 and $21.8 million in 2001. The Company's gross profit in 2003 was 35 percent of revenues compared with 34 percent of revenues in 2002 and 38 percent of revenues in 2001. The increase in gross profit percentage in 2003 from the prior year was primarily due to the above-mentioned improvement in manufacturing variances. The decline in gross profit percentage in 2002 from the prior year was primarily due to the unfavorable shift in product mix.

Operating expenses were $15.3 million in 2003, compared with $14.5 million in 2002 and $16.0 million in 2001. The increase in operating expenses in 2003 from 2002 was primarily attributable to increased general and administrative ("G&A") and selling ("Selling") expenses. G&A expenses consist primarily of salaries and other related expenses of administrative, executive and financial personnel and outside professional fees. The increase in G&A expenses in 2003 is primarily attributable to increased insurance costs, compensation and other taxes. The Company anticipates that G&A expenses are likely to increase in the foreseeable future but at a rate less than the anticipated rate of increase in revenues. Selling expenses consist primarily of salaries, commissions and other related expenses for sales and marketing personnel, marketing, advertising and promotional expenses. The increase in Selling expenses in 2003 is primarily related to increased compensation costs and travel related expenses. The Company anticipates that Selling expenses are likely to increase in the foreseeable future but at a rate less than the anticipated rate of increase in revenues. Research and development ("R&D") expenses consist primarily of salaries and other related expenses of the research and development personnel as well as costs associated with regulatory expenses. The Company anticipates that R&D expenses will continue at the current level for the foreseeable future. The decrease in operating expenses in 2002 from 2001 was primarily attributable to decreased G&A and Selling expenses partially offset by increased R&D expenses. G&A expenses for 2002 were $857,000 lower than G&A expenses for 2001, primarily due to a decrease in amortization expense as a result of a reduction in goodwill amortization in 2002 due to the adoption of SFAS No. 142 as discussed in Note 2 to the Company's Consolidated Financial Statements included herein. Additionally, G&A expenses were lower in 2002 compared to 2001 primarily as a result of reduced depreciation and cost containment programs related to supplies, communication costs and professional fees. The decrease in Selling expenses of $905,000 in 2002 from 2001 was primarily related to reduced outside services (primarily related to clinical studies), reduced compensation costs and continuing cost reduction efforts. R&D expenses were $269,000 higher for 2002 compared with 2001. This increase was primarily related to increased product development activities.

The Company's operating income for 2003 was $6.9 million, compared with $5.8 million in 2002 and $5.8 million in 2001. Revenue growth, manufacturing efficiency improvements, cost containment and cost reduction activities were the major contributors to the operating income improvements during 2003. Revenue growth, cost containment and cost reduction activities during 2002 were offset by lower gross margins compared with 2001, which combined to cause relatively flat operating results.

Interest expense was $195,000 in 2003 compared to $432,000 in 2002 and $300,000 in 2001. The decrease in 2003 is primarily related to lower average borrowings during 2003 as compared with 2002. The increase in 2002 is primarily related to higher average borrowings during 2002 as compared with 2001 partially offset by a significant reduction in interest rates in 2002. The higher average borrowings during 2002 is primarily related to borrowing of funds under the Company's credit facility in late December 2001 in connection with its repurchase of outstanding common stock of the Company under a tender offer. The other income in 2001 was primarily related to the Company's one-time pre-tax gain of $428,000 on the sale of a patent.

Income tax expense in 2003 totaled $1.9 million, compared with $1.4 million in 2002 and $1.8 million in 2001. The effective tax rates for 2003, 2002 and 2001 were 27.8 percent, 25.7 percent and 29.7 percent, respectively. Benefits from tax incentives for exports and R&D expenditures totaled $350,000 in 2003, $408,000 in 2002 and $404,000 in 2001. The higher effective tax rate in 2003 is primarily a result of benefits from tax incentives for exports and R&D expenditures being a lesser percentage of taxable income in 2003 than in 2002. The lower effective tax rate in 2002 is primarily a result of benefits from tax incentives for exports and R&D expenditures being a larger percentage of taxable income in 2002 than in 2001 and the utilization of capital loss carryforwards in 2002.

The Company believes that 2004 revenues will be higher than 2003 revenues and that the cost of goods sold, gross profit, operating income and income from continuing operations will each be higher in 2004 than in 2003. The Company further believes that it will have continuing volume growth in most of its product lines in 2004, complemented by the introduction of new products, and that it will achieve a double-digit annual rate of growth in earnings per share from continuing operations for the next several years.

DISCONTINUED OPERATIONS

During 1997, the Company sold all of its natural gas operations. The financial statements presented herein reflect the Company's natural gas operations as discontinued operations for all periods presented. The financial statements also reflect an after-tax gain on disposal of these discontinued operations of $ .2 million, or $ .10 per basic and $ .09 per diluted share, in both 2003 and 2002, and $5.5 million, or $2.70 per basic and $2.42 per diluted share, in 2001.

In addition to the initial consideration received in 1997 upon the sale of the natural gas operations, certain annual contingent deferred payments of up to $250,000 per year were to be paid to the Company over an eight-year period which began in 1999, with the amount paid each year to be dependent upon revenues received by the purchaser from certain gas transportation contracts. The Company received deferred payments of $250,000 each, before tax, from the purchaser in April 2003, 2002 and 2001 which are reflected in each year as a gain from discontinued operations of $165,000, net of tax. The 2001 gain also includes a $5,327,000 non-cash gain from reversal of a reserve established when the Company disposed of its natural gas operations in 1997. This reversal in the third quarter of 2001 followed the resolution of an outstanding contingency related to the sale of those assets.

LIQUIDITY AND CAPITAL RESOURCES

The Company has a $25 million revolving credit facility (the "Credit Facility") with a regional bank to be utilized for the funding of operations and for major capital projects or acquisitions subject to certain limitations and restrictions (see Note 4 of Notes to Consolidated Financial Statements). Borrowings under the Credit Facility bear interest that is payable monthly at 30-day, 60-day or 90-day LIBOR, as selected by the Company, plus one percent. At December 31, 2003, the Company had outstanding borrowings of $4.3 million under the Credit Facility. At December 31, 2003, the Company was in compliance with all financial covenants. The Credit Facility, which expires November 12, 2006, and may be extended under certain circumstances, contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

As of December 31, 2003, the Company had cash and cash equivalents of $298,000, compared with $353,000 at December 31, 2002. The Company had an outstanding balance under the Credit Facility as of December 31, 2003, of $4.3 million compared with $10.3 million as of December 31, 2002. The $6.0 million decrease in the Credit Facility balance in 2003 from 2002 is primarily attributable to the Company's use of cash flows from continuing operations to reduce its borrowing level. Cash provided by continuing operations increased to $12.7 million in 2003, compared to $9.9 million in 2002 and $8.7 million in 2001. Cash provided by continuing operations consists primarily of net income adjusted for certain non-cash items and changes in working capital items. Non-cash items include depreciation and amortization and deferred income taxes. Working capital items consist primarily of accounts receivable, accounts payable, inventories and other current assets and other current liabilities. Working capital at December 31, 2003 decreased primarily because of reduced accounts receivable, which is primarily related to the timing of revenues during the fourth quarter of 2003 as compared to the timing of revenues during the fourth quarter of 2002. Capital expenditures for property, plant and equipment totaled $4.2 million in 2003, compared with $3.3 million in 2002 and $2.8 million in 2001. The Company expects capital expenditures in 2004 to continue at approximately the same level as 2003.

During 2003, the Company expended $4.9 million for the purchase of the Company's common stock. Included in this amount was $4.1 million in April 2003 for the completion of a tender offer in which a total of 173,614 shares of common stock were repurchased at a price of $23.00 per share. During the fourth quarter of 2003, the Company repurchased the following shares of the Company's common stock:

	OCTOBER 2003	NOVEMBER 2003	TOTAL
Total Number of Shares Purchased	8,400	11,800	20,200
Average Price Paid Per Share	$42.42	$41.02	$41.60
Total Number of Shares Purchased As Part of Publicly Announced Plan or Program	8,400	11,800	20,200
Maximum Number of Shares That May Yet Be Purchased Under Plan or Program[a]	105,800	94,000	94,000

(a) This program was announced in April 2000 and initially provided for 200,000 shares to be repurchased.

The Company received net proceeds of $2.7 million for the exercise of employee stock options during 2003.

In September 2003, the Company announced that its Board of Directors had approved a policy for the payment of regular quarterly cash dividends on the Company's common stock. During 2003 the Company paid dividends totaling $406,000 to its stockholders.

The table below summarizes debt, lease and other minimum contractual obligations outstanding at December 31, 2003:

CONTRACTUAL OBLIGATIONS (IN THOUSANDS)	PAYMENTS DUE BY PERIOD TOTAL	2004	2005 - 2006	2007 - 2008	2009 AND THEREAFTER
Credit Facility	$ 4,287	—	$ 32	$ 4,255	—
Operating Leases	$ 997	$ 409	$ 588	—	—
Purchase Obligations	$ 4,586	$ 4,574	$ 12	—	—
Total	$ 9,870	$ 4,983	$ 632	$ 4,255	—

The payment schedule for the Credit Facility assumes at maturity, November 2006, the Company would convert this outstanding debt to a two year term note as allowed by the terms of the agreement. The payment schedule for the operating lease assumes the lease expires in May 2006 (see Note 12 of Notes to Consolidated Financial Statements).

The Company adopted SFAS No. 142 effective January 1, 2002. The required adoption of SFAS No. 142 is considered a change in accounting principle and the cumulative effect of adopting this standard resulted in a $1.6 million non-cash, after-tax charge in 2002. This charge had no effect on the Company's cash position or the balance of its outstanding indebtedness, and it did not have any impact on earnings from continuing operations in 2002. As previously discussed, the Company recorded a non-cash gain from discontinued operations during 2001 related to the reversal of a reserve established when the Company disposed of its natural gas operations in 1997. This gain had no effect on the Company's cash position or the balance of its outstanding indebtedness, and it did not have any impact on earnings from continuing operations in 2001.

The Company believes that its existing cash and cash equivalents, cash flows from operations and borrowings available under the Company's Credit Facility, supplemented, if necessary, with equity or debt financing, which the Company believes would be available, will be sufficient to fund the Company's cash requirements for at least the foreseeable future.

Companies sometimes establish legal entities for a specific business transaction or activity in the form of a Variable Interest Entity ("VIE"). VIEs may be used to facilitate off-balance sheet financing, acquire financial assets, raise cash from owned assets and similar transactions. The Company has no VIEs, no off-balance sheet financing arrangements or any derivative financial instruments.

IMPACT OF INFLATION

The Company experiences the effects of inflation primarily in the prices it pays for labor, materials and services. Over the last three years, the Company has experienced the effects of moderate inflation in these costs. At times, the Company has been able to offset a portion of these increased costs by increasing the sales prices of its products. However, competitive pressures have not allowed for full recovery of these cost increases.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board ("FASB") issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." The impact to the Company for this item is described in Note 1 of Notes to the Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

In the ordinary course of business, the Company makes estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. The Company believes the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ significantly from those estimates under different assumptions and conditions.

The Company assesses the impairment of its long-lived identifiable assets, excluding goodwill which is tested for impairment pursuant to SFAS No. 142 as explained below, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. This review is based upon projections of anticipated future cash flows. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows or future changes in the Company's business plan could materially affect its evaluations. No such changes are anticipated at this time.

The Company assesses goodwill for impairment pursuant to SFAS No. 142 which requires that goodwill be assessed whenever events or changes in circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis by applying a fair value test.

FORWARD-LOOKING STATEMENTS

The statements in this Management's Discussion and Analysis and elsewhere in this Annual Report that are forward-looking are based upon current expectations, and actual results may differ materially. Therefore, the inclusion of such forward-looking information should not be regarded as a representation by the Company that the objectives or plans of the Company will be achieved. Such statements include, but are not limited to, the Company's expectations regarding future revenues, cost of goods sold, gross profit, operating income, income from continuing operations, cash flows from operations, growth in product lines, annual growth in earnings per share from continuing operations, and availability of equity and debt financing. Words such as "anticipates," "believes," "intends," "expects" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained herein involve numerous risks and uncertainties, and there are a number of factors that could cause actual results to differ materially, including, but not limited to, the following: changing economic, market and business conditions; acts of war or terrorism; the effects of governmental regulation; the impact of competition and new technologies; slower-than-anticipated introduction of new products or implementation of marketing strategies; implementation of new manufacturing processes or implementation of new information systems; the Company's ability to protect its intellectual property; changes in the prices of raw materials; changes in product mix; product liability claims and product recalls; the ability to attract and retain qualified personnel and the loss of any significant customers. In addition, assumptions relating to budgeting, marketing, product development and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic review which may cause the Company to alter its marketing, capital expenditures or other budgets, which in turn may affect the Company's results of operations and financial condition.

BOARD OF DIRECTORS

Emile A. Battat
Chairman of the Board and President
Atrion Corporation

Richard O. Jacobson
Chairman of the Board
Jacobson Companies
Des Moines, Iowa

John H. P. Maley
Chairman of the Board
Compex Technologies, Inc.
Minneapolis, Minnesota

Hugh J. Morgan, Jr.
Private Investor, Former Chairman of the Board
National Bank of Commerce of Birmingham
Birmingham, Alabama

Roger F. Stebbing
President and Chief Executive Officer
Stebbing and Associates, Inc.
Signal Mountain, Tennessee

John P. Stupp, Jr.
President
Stupp Bros., Inc.
St. Louis, Missouri

EXECUTIVE OFFICERS

Emile A. Battat
Chairman of the Board and President

Jeffery Strickland
Vice President and Chief Financial Officer, Secretary and Treasurer

Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
(972) 390-9800
www.atrioncorp.com

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10007

A copy of the Company's 2003 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder without charge by written request to:

Corporate Secretary
Atrion Corporation
One Allentown Parkway
Allen, Texas 75002

The Company's common stock is traded on The Nasdaq Stock Market (Symbol: ATRI). As of March 8, 2004, there were approximately 1,200 stockholders, including beneficial owners holding shares in nominee or "street" name. The table below sets forth the high and low closing prices on The Nasdaq Stock Market and the quarterly dividends per share declared by the Company for each quarter of 2002 and 2003.

2002 Quarter Ended	High	Low	Dividends
March 31	$ 38.14	$ 26.91	$ —
June 30	32.51	26.82	—
September 30	28.09	18.31	—
December 31	23.90	17.31	—

2003 Quarter Ended	High	Low	Dividends
March 31	$ 22.85	$ 17.95	$ —
June 30	30.80	22.75	—
September 30	45.20	26.80	.12
December 31	50.00	40.00	.12

The Company paid no cash dividends on its common stock during 2002. In the third quarter of 2003 the Company began paying quarterly cash dividends and presently plans to pay quarterly cash dividends in the future.

MPS and LacriCATH are registered trademarks of Atrion Corporation

Atrion Corporation
One Allentown Parkway
Allen, Texas 75002
972-390-9800
www.atrioncorp.com